Filed by Northern Funds,

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

Subject Company: Northern Funds

File No. of Related Registration Statement: 333-251998

Please respond immediately on this

very important matter regarding

your investment!

Dear Valued Shareholder:

The Special Meeting of Shareholders of Northern Funds – Money Market Fund is being held on March 31, 2021. We need your vote by midnight, March 30, 2021, to ensure it is reflected in the vote for this meeting.

As of today, the proxy process related to the Money Market Fund cannot move forward because not enough shareholders have submitted their votes on the proposal included in the combined prospectus/proxy statement.

Please vote today. The Board recommends that you vote FOR this important proposal.

Your vote is important! To avoid the wasteful and unnecessary expense of further solicitation, we urge you to vote via mail, phone or internet.

You are a valued member of the Northern Funds family and we need your vote. Your vote is critical to helping us reach quorum.

•  Call a proxy voting specialist today at 1-855-200-7724. Representatives are available weekdays from 9:00 a.m. to 10 p.m. ET and weekends from 10 a.m. to 6 p.m. ET. You can also call the toll-free touchtone phone number located on your proxy card, enter the control number and follow the prompts.

• Vote by Internet at www.proxyvote.com and enter the control number on your proxy card and follow the prompts.

•  Vote by mail by completing, signing and dating the enclosed proxy card and returning it in the pre-paid envelope provided in this package. If convenient for you, please utilize the phone or internet voting options to ensure your vote is received in time.

We appreciate you taking immediate action to vote your shares today!

Sincerely,

/s/  Peter K. Ewing

Peter K. Ewing

President